Höganäs

RECEIVED

2008 JUL 29 A 11:21

Date/Datum: 16 July 2008

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

[redacted]

08004016

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

PROCESSED
JUL 31 2008
THOMSON REUTERS

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

dlw 7/30

Encl. Interim Report January – June 2008

Bl. 4730

HÖGANÄS AB (publ) Corporate ID no. 556005-0121

INTERIM REPORT, JANUARY-JUNE 2008

Highlights

MSEK	Q2		Q1-2	
Net sales	1 592	+5%	3 175	+8%
Operating income Operating margin, %	232 14.6	+33% (11.5)	428 13.5	+18% (12.4)
Income before tax	227	+42%	418	+26%
Income after tax	170	+43%	315	+29%
Earnings per share before and after dilution, SEK	4.91	(3.42) +43%	9.06	(7.04) +29%
Equity/assets ratio, %			42.9	(47.6)

- A strong second quarter 2008 with 7% volume growth. Continued high growth in Asia, as well as North and South America. Group volume growth in the first half-year: 6%.
- Operating income for the first half-year was MSEK 428 (363), up 18% year on year, positively affected by MSEK 33 of sales of CO_2 emission rights and price increases from the first quarter. Unfavourable effect of a weaker USD and higher pricing on raw materials and input goods.
- Income before tax for the first half-year was MSEK 418 (332), up 26% year on year. Income before tax excluding sales of emission rights was up 16% year on year.
- Cash flow from operating activities for the first half-year was MSEK 331 (88).
- After the end of the reporting period, Höganäs announced its acquisition of Kobe Steel's North American iron powder operation and that Kobe Steel is discontinuing the production of metal powder (approximately 40 000 tons 2007) in North America.

CONSOLIDATED NET SALES

First half-year 2008
Net sales were MSEK 3,175 (2 931), an 8% increase of which volume growth was 6%. Apart from volume growth, the sales gains involved price increases and higher metal price surcharges on scrap, but were offset by lower metal price surcharges on nickel and currency effects of -4%, mainly due to a weaker USD compared to 2007.
Höganäs' volumes remained robust in Asia, North and South America. Höganäs continued to win market shares on a declining market in North America.
Weaker demand and a strong EUR limited Höganäs' volume growth in Europe in the first half-year.

Second quarter 2008
Net sales were MSEK 1 592 (1 518), a 5% increase. Volume growth was 7%, implying that net sales growth was offset by lower metal price surcharges and currency effects.

Volume growth in the second quarter was similar to the first quarter. A comparison of volume growth with the previous year indicates that Europe was somewhat stronger and South America somewhat weaker in the second quarter compared to the figures for the first quarter. In South America, this was not due to Höganäs losing market share, but that the second quarter 2007 was a very robust quarter in volume terms. The improvement in sales volumes in Europe between the first and second quarters was driven by increased sales to Russia.

CONSOLIDATED EARNINGS

First half-year 2008
Operating income was MSEK 428 (363), positively affected by better gross income and more positive other operating items compared to the previous year.

Gross income was MSEK 666 (624), positively affected by increased sales volumes and price increases on all markets, and to a limited extent, also by a high nickel price surcharge in Japan in the first quarter.

Gross income was adversely affected by USD depreciation and higher costs for scrap and energy. Metal prices were more stable in the first half-year 2008 than in the corresponding period of 2007, even if volatility increased in the second quarter of 2008. This meant that metal inventory gains were down by the order of MSEK 15 on the corresponding period of 2007, when nickel and copper prices rose sharply. Moreover, metal hedges maturing in the first half-year 2008 generated MSEK 2, which were MSEK 20 in the corresponding period of 2007.

Research and development expenses were lower in the period year on year, because MSEK 7 was capitalized. The change in selling and administrative expenses on the previous year was mainly due to a re-classification of expenses.

Other operating income and operating expenses were MSEK 44 (22), including MSEK 33 of sales of CO_2 emission rights, earnings of MSEK 23 on currency forward contracts, exchange rate differences of MSEK -15 and a MSEK 3 income statement item from the sale of the facility in Jacarei, Brazil. Apart from MSEK 19 of earnings on currency forward contracts, sales of CO_2 emission rights of MSEK 3, and insignificant exchange rate differences also affected the previous year.

Operating margin was 13.5% (12.4).

Income before tax was MSEK 418 (332). Income after tax was MSEK 315 (245) or SEK 9.06 per share (7.04). The effective tax rate was 24.6% (26.2).

Second quarter 2008
Operating income was MSEK 232 (175). Gross income was MSEK 340 (323), positively affected, mainly by increased

sales volumes, by a price increase effect from the first quarter, and by MSEK 23 (5) metal hedge gains. However, USD depreciation and increasing costs for scrap and energy exerted significant negative earnings effects.

Nickel prices fell sharply in the second quarter 2008, while copper prices were more stable. This had some earnings effect late in the second quarter, when a positive effect was apparent in the Components business area, while a negative effect arose in the Consumables business area. Metal inventory gains were down significantly on the corresponding period of 2007, when significant inventory gains were secured because of a sharp increase in nickel and copper prices. The main metal inventory gains in 2008 were on cobalt and chrome.
Other operating income and operating expenses were MSEK 38 (-4), which include MSEK 33 (1) of sales of CO_2 emission rights, earnings from currency forwards contracts of MSEK 10 (2) and currency differences of MSEK -5 (-7).

Income before tax was MSEK 227 (160). Income after tax was MSEK 170 (119).

GROUP HIGHLIGHTS

Second quarter

Automatic redemption procedure
Pursuant to a resolution by the Annual General Meeting (AGM) an automatic redemption procedure was conducted in the second quarter. For each share held, shareholders received one redemption share, redeemed against SEK 15 cash. The resolution meant that in addition to cash dividends, MSEK 522 was disbursed to shareholders.

Previous quarter 2008

New managers for Asia and India
Per Engdahl became head of Höganäs Asia, including the Japanese, Chinese, Taiwanese, South Korean subsidiaries and the South-East Asian markets, on 1 January 2008. Per Engdahl was previously Vice President of Sales & Business Development of the Höganäs group.
Srini V. Srinivasan took up his position as Managing Director of Höganäs India Ltd. on 2 January 2008. He joined Höganäs from GKN Sintermetals Ltd. India, where he was Managing Director.

Consolidation of Brazilian operation
In February 2008, Höganäs sold its facility at Jacarei, São Paulo, and will be concentrating all its Brazilian operations on Mogi das Cruzes. Its production, technical support centre and sales office will be relocated in October 2008. This will result in enhanced efficiency, reduced costs and reduced capital employed.

BUSINESS AREAS

Höganäs has two business areas: Components and Consumables. Components encompasses all powder where value is added to create components. Consumables covers those powders used in processes such as preparing metals, as supplements to chemical processes, surface coatings and food additives.

Components
The net sales of the Components business area were MSEK 2 369 (2 139), an 11% increase year on year. Sales volumes grew by 7%. Market progress was positive in Asia and South America. However, as expected, the market was weaker in North America and Europe. There was a slight decline in sales volumes in Europe, apart from Russia, which increased sharply. In North America, Höganäs won market share on a continued declining market. However, sales volumes were significantly weaker in the second quarter than in the first quarter 2008. Volume growth in Asia remained strong. Growth in Japan continued in the second quarter, and Höganäs re-established double-digit growth in Korea in the second quarter, after volume contraction in the first quarter resulting from inventory adjustments by major customers.

Operating income was MSEK 266 (193), a 38% improvement. Operating margins were 11.2% (9.0), mainly the result of price increases. Profits were also affected negatively by sharp USD depreciation compared to the first half-year 2007. A steady increase in the cost of scrap and input goods exerted a negative earnings effect, because the compensation for metal price surcharges is subject to some delay. However, for the same reason, the fall in nickel prices exerted a small-scale positive effect late in the period.

Consumables
Net sales were MSEK 806 (792) a 2% increase on 2007. Volumes increased by 3% year on year, which means that net sales growth was offset by lower metal price surcharges and currency effects. Due to sharp volume increases in the fourth quarter 2007 in Europe and Asia of 17%, early-2008 was weak on most markets. However, in the second quarter, volume growth was 8% year on year. Sales volumes reduced in Europe, but this was mainly due to significant quantities of scrap being sold in the first half-year 2007, which was not the case in 2008.

Operating income was MSEK 106 (151) in the period. The negative variation from the previous year was mainly sourced from significant metal inventory gains on nickel, and improved metal hedge gains in the first half-year 2007. Year-2008 earnings have also been reduced by USD depreciation. The main positive variation was from price increases. The operating margin was 13.2% (19.1), significantly stronger than the 8.7% achieved in the second half-year 2007.

PROFITABILITY

Return on capital employed was 17.0% (16.9) in the period and return on equity was 20.2% (17.8).

FINANCIAL POSITION AND CASH FLOW

The equity/assets ratio was 42.9% at the end of the period, against 53.3% at year-end 2007. Shareholders' equity per share was SEK 66.70, against SEK 79.50 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1 430 at the end of the period, up MSEK 513 since the previous year-end due to cash dividends and share redemption. Net financial

income and expenses were MSEK -10 (-31). Reduced utilization of credit facilities, lower interest rates in the US, earnings on interest swaps and interest income on short-term investments affected net financial income and expenses positively in the first half-year 2008.

Cash flow from operating activities was MSEK 331 (88). The change in working capital reduced cash flow in the period by MSEK -105. Investments in fixed assets were MSEK 165 (78). Financing activities affected cash flow by MSEK -245 (27) due to cash dividends and redemption procedure, which was partly financed through increased utilization of credit facilities.

SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD

On 10 July, Höganäs announced that its subsidiary North American Höganäs would be acquiring Kobe Steel's North American iron powder operation. This agreement means that Kobelco Metal Powder of America, Inc. ("KOMPA"), a subsidiary of Kobe Steels Ltd. USA, will transfer production and marketing to North American Höganäs. KOMPA is expected to discontinue production in spring 2009, after a transitional period when customers are transferred to products produced by North American Höganäs.

To facilitate this transfer of customers, Kobe Steel and North American Höganäs are incorporating a new company which will be called KHTech, Inc. This joint venture will provide technical and sales support mainly to KOMPA's Japanese customers in the US, but also to their other current North American customers. North American Höganäs will own two-thirds of KHTech and Kobe Steel the remaining one-third.

SIGNIFICANT RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2007, with Note 31 offering a detailed review of the group's and parent company's risk exposure and risk management.

HUMAN RESOURCES

Höganäs had 1 578 employees at the end of the period, against 1 591 as of 1 January.

OUTLOOK 2008

The financial turbulence that began in autumn 2007 and has continued in 2008 renders forecasts for the immediate future highly uncertain. One likely scenario is that weaker market progress in North America will persist in 2008. The trend towards smaller and more fuel-efficient cars in North America will continue to restrain the growth of press powder. Positive progress of the European and South American powder market will slow somewhat. Growth in Asia will continue.

Metal prices and exchange rates are expected to remain volatile in 2008, which may have a short-term effect on profit performance.

PARENT COMPANY

Net sales and earnings

Parent company net sales were MSEK 1 846 (1 710), an 8% increase. Sales to group companies were MSEK 799 (751). Higher turnover was due to increased sales volumes and price increases.

Operating income was MSEK 203 (144) in the period. Excluding earnings from currency forward contracts, income was MSEK 180 (125). Parent company income was positively affected by volume expansion and price increases, and negatively affected by volatile metal prices and currency fluctuations in USD.

Financial position

Investments in fixed assets were MSEK 68 (52). Parent company liquid funds were MSEK 36 at the end of the period, against MSEK 35 at the beginning of the financial year.

Significant transactions with related parties

The parent company exerts a controlling influence over its subsidiaries. The supply of services and products between group companies is subject to business terms and market prices. There were MSEK 799 (751) of sales of goods to related parties, while purchases of goods from related parties were MSEK 43 (76).

Outstanding receivables from related parties were MSEK 1 425 (1 531) at the end of the period, and liabilities to related parties were MSEK 463 (336). The parent company had guarantees of MSEK 204 (101) in favour of subsidiaries. MSEK 20 (10) of dividends were received from subsidiaries.

This Interim Report offers a true and accurate view of the parent company's and group's operations, position and profits, and states the significant risks and uncertainty factors facing the parent company and those companies that are part of the group.

Höganäs, Sweden, 16 July 2008

Per Molin
Chairman of the board

Alrik Danielson *CEO and President*	*Jenny Lindén Urnes* *Board member*	*Urban Jansson* *Board member*
Bernt Magnusson *Board member*	*Oystein Krogen* *Board member*	*Bengt Kjell* *Board member*
Peter Gossas *Board member*	*Tony Petersson* *Board member*	*Karl-Henry Boo* *Board member*

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU. The Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). The accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the accounting principles section of the Annual Report for 2007.

This Report has not been subject to limited review by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information:

- *Third-quarter Interim Report 2008, 23 October*
- *Year-end Report 2008, 5 February 2009*
- *First-quarter Interim Report 2009, 22 April 2009*
- *The AGM will be held on 27 April 2009*
- *The Annual Report is scheduled for publication in the week ending 26 April 2009*

For more information, please contact:
Alrik Danielson, CEO, tel. +46 (0)42 33 80 00
Sven Lindskog, CFO, tel. +46 (0)42 33 80 00

Höganäs AB (publ), SE-263 83 Höganäs, Sweden
tel +46 (0)42 33 80 00 fax +46 (0)42 33 83 60
www.hoganas.com

This information is mandatory for Höganäs AB (publ) to publish pursuant to the Swedish Securities Exchange and Clearing Operations Act and/or the Swedish Financial Instruments Trading Act. The information was submitted for publication at 9:00 am on 16 July 2008.

CONSOLIDATED INCOME STATEMENT MSEK	Q 2 2008	Q 2 2007	Q 1-2 2008	Q 1-2 2007	Latest 12 months	Year 2007
Net sales	1 592	1 518	3 175	2 931	6 082	5 838
Cost of goods sold	-1 252	-1 195	-2 509	-2 307	-4 927	-4 725
Gross profit	340	323	666	624	1 155	1 113
Selling expenses	- 52	- 55	- 102	- 108	-206	- 212
Administrative expenses	- 64	- 58	- 124	- 113	-234	- 223
Research and development costs	- 30	- 31	- 56	- 62	-112	- 118
Other operating income	44	-	73	30	105	62
Other operating expenses	- 6	- 4	- 29	- 8	-36	- 15
Operating income	232	175	428	363	672	607
Operating margin, %	14,6	11,5	13,5	12,4	11,0	10,4
Financial income	5	9	11	14	35	38
Financial expenses	- 10	- 24	- 21	- 45	-59	- 83
Income after financial items	227	160	418	332	648	562
Tax	- 57	- 41	- 103	- 87	-147	- 131
Net income	170	119	315	245	501	431
Attributable to:						
Parent company shareholders	170	119	315	245	500	430
Minority interests	-	-	-	-	1	1
	170	119	315	245	501	431
Depreciation and amortisation for the period	- 64	- 69	-130	-140	-260	-270
Earnings per share before and after dilution, SEK	4,91	3,42	9,06	7,04	14,41	12,39
Weighted average number of shares, before dilution ('000)	34 801	34 798	34 800	34 798	34 802	34 800
Weighted average number of shares, after dilution ('000)	34 803	34 798	34 802	34 798	34 805	34 801
Number of shares at end of period ('000)	34 801	34 801	34 801	34 801	34 801	34 801
Number of treasury shares ('000)	298	298	298	298	298	298

CONSOLIDATED BALANCE SHEET, SUMMARY MSEK	30 June 2008	30 June 2007	31 Dec 2007
Intangible fixed assets	155	184	177
Tangible fixed assets	2 323	2 431	2 371
Financial fixed assets	87	95	111
Inventories	1 415	1 451	1 302
Current receivables	1 285	1 277	1 019
Liquid funds/assets	146	151	211
Total assets	5 411	5 589	5 191
Shareholders' equity	2 320	2 658	2 766
Interest-bearing liabilities and provisions	1 576	1 360	1 128
Non-interest-bearing liabilities and provisions	1 515	1 571	1 297
Total shareholders' equity and liabilities	5 411	5 589	5 191
Pledged assets	36	38	38
Contingent liabilities	65	12	65

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY MSEK	30 June 2008	30 June 2007	31 Dec 2007
Opening balance	2 766	2 625	2 625
Translation differences	- 58	31	- 10
Change in hedging provision	37	- 29	- 66
Net income	315	245	431
Dividends	- 740	- 217	- 217
Incentive program	0	3	3
Closing balance	2 320	2 658	2 766

NET SALES BY MAIN MARKET

MSEK	Q 2 2008	Q 2 2007	Q 1-2 2008	Q 1-2 2007	Latest 12 months	Year 2007
Europe	670	678	1 348	1 310	2 608	2 570
America	413	404	839	780	1 581	1 522
Asia	509	436	988	841	1 893	1 746
Total	**1 592**	**1 518**	**3 175**	**2 931**	**6 082**	**5 838**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 2 2008	Q 1 2008	Q 4 2007	Q 3 2007	Q 2 2007	Q 1 2007	Q 4 2006	Q 3 2006
Net sales	1 592	1 583	1 418	1 489	1 518	1 413	1 233	1 266
Costs	-1 296	-1 321	-1 223	-1 310	-1 274	-1 154	-1 016	-1 047
Depreciation and amortisation	-64	-66	-63	-67	-69	-71	-71	-68
Operating income	232	196	132	112	175	188	146	151
Income before tax	227	191	125	105	160	172	138	130
Income after tax	170	145	108	78	119	126	119	95
Operating margin, %	14,6	12,4	9,3	7,5	11,5	13,3	11,8	11,9

KEY INDICATORS

	Q 1-2 2008	Q 1-2 2007	Year 2007
Capital employed, MSEK	3 896	4 018	3 894
Return on capital employed [1], %	17,0	16,9	15,9
Shareholders' equity, MSEK	2 320	2 658	2 766
Return on equity [1], %	20,2	17,8	16,0
Shareholders' equity per share, SEK	66,70	76,40	79,50
Equity/assets ratio, %	42,9	47,6	53,3
Financial net debt, MSEK	1 430	1 209	917
Dept/equity ratio, multiple	0,62	0,45	0,33
Interest coverage ratio, multiple	42,8	11,7	13,5
No of employees, end of period	1 578	1 580	1 591

[1] Latest 12 months

CASH FLOW STATEMENT, SUMMARY

MSEK	Q 1-2 2008	Q 1-2 2007	Year 2007
Cash flow before change in working capital	436	393	677
Change in working capital	- 105	- 305	- 195
Cash flow from operations	331	88	482
Cash flow from investment activities	- 143	- 69	- 168
Cash flow from financing activities	- 245	27	- 207
Cash flow for the period	- 57	46	107
Liquid funds, opening balance	211	102	102
Exchange rate differences in liquid funds	- 8	3	2
Liquid funds, closing balance	**146**	**151**	**211**


NET SALES (MSEK)
Q1-2
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2007
2008


OPERATING INCOME (MSEK)
Q1-2
450
400
350
300
250
200
150
100
50
0
2007
2008


EARNINGS PER SHARE (SEK)
Q1-2
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2007
2008

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 2	Q 2	Q 1-2	Q 1-2	Q 2	Q 2	Q 1-2	Q 1-2
MSEK	2008	2007	2008	2007	2008	2007	2008	2007
Components	1 179	1 123	2 369	2 139	124	91	266	193
Consumables	413	395	806	792	65	82	106	151
Other (Hedge and sale of emission rights)					43	2	56	19
Total Group	1 592	1 518	3 175	2 931	232	175	428	363

BUSINESS AREA - COMPONENTS

	Q 2	Q 2	Q 1-2	Q 1-2	Latest	Year
MSEK	2008	2007	2008	2007	12 months	2007
Net sales	1 179	1 123	2 369	2 139	4 494	4 264
Operating income	124	91	266	193	427	354
Operating margin, %	10,5	8,1	11,2	9,0	9,5	8,3
Assets			4 057	4 136		3 799
Liabilities			671	888		513
Investments	76	33	117	62	185	130
Depreciation	50	55	102	108	201	207

BUSINESS AREA - CONSUMABLES

	Q 2	Q 2	Q 1-2	Q 1-2	Latest	Year
MSEK	2008	2007	2008	2007	12 months	2007
Net sales	413	395	806	792	1 588	1 574
Operating income	65	82	106	151	174	219
Operating margin, %	15,7	20,8	13,2	19,1	11,0	13,9
Assets			1 318	1 407		1 348
Liabilities			403	236		374
Investments	32	8	48	16	78	46
Depreciation	14	14	28	32	59	63

PARENT COMPANY INCOME STATEMENT MSEK	Q 2 2008	Q 2 2007	Q 1-2 2008	Q 1-2 2007	Latest 12 months	Year 2007
Net sales	923	893	1 846	1 710	3 548	3 412
Cost of goods sold	- 767	- 763	-1 518	-1 422	-2 871	-2 775
Gross profit	**156**	**130**	**328**	**288**	**677**	**637**
Selling expenses	- 29	- 27	- 56	-55	-109	-108
Administrative expenses	- 33	- 32	- 62	-62	-118	-118
Research and development costs	- 28	- 28	- 55	-53	-105	-103
Other operating income	44	- 3	64	28	86	50
Other operating expenses	-	0	- 16	-2	-15	-1
Operating income	**110**	**40**	**203**	**144**	**416**	**357**
Operating margin, %	11,9	4,5	11,0	8,4	11,7	10,5
Earnings on shares in group companies	-	-	20	10	28	18
Interest income and similar items	15	29	27	41	79	93
Interest expenses and similar items	- 9	- 18	- 18	- 32	-44	-58
Profit after financial items	**116**	**51**	**232**	**163**	**479**	**410**
Appropriations	-	-	-	-	110	110
Income before tax	**116**	**51**	**232**	**163**	**589**	**520**
Tax	- 27	- 13	- 52	- 37	-157	- 142
Net income	**89**	**38**	**180**	**126**	**432**	**378**
Depreciation and amortisation for the period	**- 36**	**- 40**	**-73**	**-81**	**-147**	**-155**

PARENT COMPANY BALANCE SHEET, SUMMARY MSEK	30 June 2008	30 June 2007	31 Dec 2007
Intangible fixed assets	23	33	38
Tangible fixed assets	1 235	1 274	1 240
Financial fixed assets	2 011	2 111	2 118
Inventories	516	508	491
Current receivables	869	903	711
Cash and bank balances	36	58	35
Total assets	**4 690**	**4 887**	**4 633**
Shareholders' equity	1 074	1 486	1 590
Untaxed reserves	1 012	1 122	1 012
Interest-bearing liabilities and provisions	1 449	1 291	993
Non-interest-bearing liabilities and provisions	1 155	988	1 038
Total shareholders' equity and liabilities	**4 690**	**4 887**	**4 633**
Pledged assets	10	10	10
Contingent liabilities	268	115	230

CHANGES IN SHAREHOLDERS' EQUITY, SUMMARY

MSEK	30 June 2008	30 June 2007	31 Dec 2007
Opening balance	1 590	1 603	1 603
Change in fair value reserve	44	- 29	- 85
Group contribution paid/received, net	-	-	- 92
Net income	180	126	378
Dividends	- 740	- 217	- 217
Incentive program	0	3	3
Closing balance	**1 074**	**1 486**	**1 590**

END